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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Telik, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87959M109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]                      Rule 13d-1(b)

[X]                      Rule 13d-1(c)

[   ]              Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G Amendment No. 7 Page 2 of 9
CUSIP No. 87959M109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	__X__

(b)	_____

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 12,522,075
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 12,522,075

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	12,522,075

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	23.50%

12.	Type of Reporting Person (See Instructions)

IA, OO

Schedule 13G Amendment No. 7 Page 3 of 9
CUSIP No. 87959M109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	__X__

(b)	_____

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 12,522,075
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 12,522,075

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	12,522,075

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	23.50%

12.	Type of Reporting Person (See Instructions)

IN, HC

Schedule 13G Amendment No. 7 Page 4 of 9
CUSIP No. 87959M109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_____

(b)	__X__

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 8,854,758
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 8,854,758

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,854,758

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	16.62%

12.	Type of Reporting Person (See Instructions)

PN

Schedule 13G Amendment No. 7 Page 5 of 9
CUSIP No. 87959M109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	_____

(b)	__X__

3.	SEC Use Only

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 3,251,081
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 3,251,081

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,251,081

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.10%

12.	Type of Reporting Person (See Instructions)

PN

Schedule 13G Amendment No. 7 Page 6 of 9
CUSIP No. 87959M109

Item 1.

(a)	Name of Issuer

Telik, Inc.

         (b)          Address of Issuer's Principal Executive Offices

3165 Porter Drive, Palo Alto, CA 94304

Item 2.

(a)	The names of the persons filing this statement are:
Eastbourne Capital Management, L.L.C. (“Eastbourne”)
Richard Jon Barry
Black Bear Offshore Master Fund, L.P. (“Black Bear Offshore”)
Black Bear Fund I, L.P. (“Black Bear I”)
(collectively, the "Filers").

Barry and Eastbourne each disclaims beneficial ownership of the Stock (as defined below), except to the extent of its or his respective pecuniary interest therein.  Barry and Eastbourne are filing this Schedule jointly as a group, but disclaim membership in a group, within the meaning of Rule 13d-5(b) (“Rule 13(d)-5(b)”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), with Black Bear Offshore, Black Bear I or any other person or entity.  Black Bear Offshore and Black Bear I are each filing jointly with the other Filers, but not as a member of a group, and each disclaims membership in a group, within the meaning of Rule 13d-5(b), with the other Filers or any other person or entity.  In addition, the filing of this Schedule 13G on behalf of Black Bear Offshore or Black Bear I should not be construed as an admission that either of them are, and they each disclaim that it is, the beneficial owner (as defined in Rule 13(d)-3 under the 1934 Act), of any of the Stock.

(b)
The principal business office of Eastbourne, Black Bear I and Mr. Barry is located at 1101 Fifth Avenue, Suite 370, San Rafael, CA  94901.  The principal business office of Black Bear Offshore is located at c/o CITCO Fund Services (Cayman Islands) Limited Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 87959M109

Schedule 13G Amendment No. 7 Page 7 of 9
CUSIP No. 87959M109

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). One of the Filers, Eastbourne, is a registered investment adviser and is filing pursuant to Rule 13d-1(b).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) Barry is the control person of Eastbourne and is filing pursuant to Rule 13d-1(b).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [     ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Eastbourne is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No individual client's holdings of the Stock, other than the holdings of Black Bear Offshore and Black Bear I, are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Schedule 13G Amendment No. 7 Page 8 of 9
CUSIP No. 87959M109

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

The following Certification is made by Barry and Eastbourne.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made by Black Bear Offshore and Black Bear I:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      February 12, 2009

Eastbourne Capital Management, L.L.C. By: ____________________________________ Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund, L.P. By: Eastbourne Capital Management, L.L.C., Its general partner By: ____________________________________ Eric M. Sippel Chief Operating Officer
____________________________________ Richard J. Barry	Black Bear Fund I, L.P. By: Eastbourne Capital Management, L.L.C., Its general partner By: ____________________________________ Eric M. Sippel Chief Operating Officer

Schedule 13G Amendment No. 7 Page 9 of 9
CUSIP No. 87959M109

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Telik, Inc. and any other issuer.  For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:                      February 12, 2009

Eastbourne Capital Management, L.L.C. By: ____________________________________ Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund, L.P. By: Eastbourne Capital Management, L.L.C., Its general partner By: ____________________________________ Eric M. Sippel Chief Operating Officer
____________________________________ Richard J. Barry	Black Bear Fund I, L.P. By: Eastbourne Capital Management, L.L.C., Its general partner By: ____________________________________ Eric M. Sippel Chief Operating Officer